UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

PHOTOVOLTAIC SOLAR CELLS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71942A109
(CUSIP Number)

Richard Friedman
Sichenzia Ross Friedman Ference, LLP
61 Broadway, 32 Floor
New York, NY 10006
212-930-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

(1)	Names of Reporting Persons

Waterford Capital Acquisition Co. IX, LLC

(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure Of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)

(6)	Citizenship or Place of Organization Delaware

Number of Shares	(7) Sole Voting Power
Beneficially
Owned by Each
Reporting Person
With	(8) Shared Voting Power – 4,100,000

(9) Sole Dispositive Power

(10) Shared Dispositive Power – 4,100,000

(11)	Aggregate Amount Beneficially Owned By Each Reporting
Person - 4,100,000

(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)
82.93%

(14)	Type of Reporting Person (See Instructions) oo

CUSIP No.

(1)	Names of Reporting Persons

Craig Rosato

(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure Of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)

(6)	Citizenship or Place of Organization US

Number of Shares	(7) Sole Voting Power
Beneficially
Owned by Each
Reporting Person
With	(8) Shared Voting Power – 4,100,000

(9) Sole Dispositive Power

(10) Shared Dispositive Power – 4,100,000

(11)	Aggregate Amount Beneficially Owned By Each Reporting
Person - 4,100,000

(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)
82.93%

(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Photovoltaic Solar Cells, Inc. (the "Issuer"), whose principal executive offices are located at c/o Sichenzia Ross Friedman Ference, LLP. 61 Broadway, 32 Floor, New York, New York 10006 USA

Item 2. Identity and Background

         (a)      This Statement is being filed by (i) Waterford Capital Acquisition Co. IX, LLC, a limited liability company organized under the laws of the state of Delaware (“Waterford”), and (ii) Craig Rosato the Managing Member of Waterford (all of the foregoing, collectively, the "Reporting Persons"). Waterford is an investment vehicle formed for the purpose of investing and trading in securities.  Waterford directly owns all of the shares reported in this Statement. Mr. Rosato, the Managing Member, of Waterford may be deemed to share with Waterford voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

The principal business of each of Waterford is that of a private investment vehicle engaged in investing and trading in securities for its own account.  Mr. Rosato’s principal occupation is advertising and is employed by CBS Outdoor.

(b)      The principal business office of Waterford is:

61 Broadway, 32 Floor
New York, New York 10006
USA

The principal business office of Craig Rosato is:

1731 Workman Street
Los Angeles, CA 90031

(c)      See Item 2(a) and 2(b) above.

(d)-(e)  During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      See Item 2(a) above.  Craig Rosato is a US Citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the securities covered by this Statement is working capital of Waterfor, and the amount of funds is $275,000.

Item 4. Purpose of Transaction

On January 8, 2009, pursuant to a Stock Purchase Agreement and Indemnification Agreement (collectively the "Agreements"), by and among the Issuer, the Waterford (“Purchaser”), and certain officers, directors and controlling shareholders of the Issuer (the "Sellers"), the Purchasers purchased (i) an aggregate of 4,100,000 shares (the "Shares") of Common Stock of the Issuer and (ii) a promissory note (the "Note") made by the Issuer, as borrower, to Lawrence Curtin, the Issuer prior CEO, as lender, with an outstanding principal balance of $49,100, from the Sellers; in consideration for a purchase price in the aggregate amount of $275,000 which includes the payment and assumption of approximately $50,000 of Issuers obligations.

The Reporting Persons acquired all of the shares of Common Stock reported herein with a view towards the Issuer effecting a reverse merger transaction with a private operating company. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer

(a)
The Reporting Persons are the beneficial owners of 4,100,000 shares of Common Stock, representing 82.93% of the outstanding shares of Common Stock as of January 8, 2009 (based on 4,944,000 shares of Common Stock issued and outstanding as of January 13, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q filed on January 13, 2009.

(b)	The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the 4,100,000 shares reported herein.

(c)
Except as described in Item 4, the Reporting Persons and, to the knowledge of the Reporting Persons, the Directors and Officers, did not effect any transactions in the Issuer's securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Document

1	Joint Filing Agreement

2	Form of Stock Purchase Agreement*

3	Form of Indemnification Agreement**

*  Incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-K filed on January 13, 2009.
** Incorporated by reference to Exhibit 10.1-1 to the Issuer's Quarterly Report on Form 10-K filed on January 13, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2009	Waterford Capital Acquisition Co. IX, LLC
Craig Rosato

By: /s/ Craig Rosato
Craig Rosato, for himself and as Managing Member of Waterford

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

2	Form of Stock Purchase Agreement*

3	Form of Indemnification Agreement**

* Incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-K filed on January 13, 2009.
** Incorporated by reference to Exhibit 10.1-1 to the Issuer's Quarterly Report on Form 10-K filed on January 13, 2009.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Photovoltaic Solar Cells, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

January 20, 2009	Waterford Capital Acquisition Co. IX, LLC
Craig Rosato

By: /s/ Craig Rosato
Craig Rosato, for himself and as Managing Member of Waterford